BB

BB 3/15

05038317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 E. LAS TUNAS DRIVE
(No. and Street)

SAN GABRIEL (City) CA (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN PONG, PRESIDENT (626) 285-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH, D.C. 185 SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAKENAGA, HASHIZU, JAY & CO.
(Name – *if individual, state last, first, middle name*)

1381 WARNER AVENUE, SUITE C (Address) TUSTIN (City) CA (State) 92780 (Zip Code)

PROCESSED MAR 17 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 17 2005 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Porz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W INVESTMENTS, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/25/05

President
Title

Notary Public

THOMAS J. GEORGINO
Commission # 1411601
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E-W INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

TABLE OF CONTENTS

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVENUE, SUITE C
TUSTIN, CALIFORNIA 92780

OSAMU HASHIZU
STANLEY J. JAY

(714)258-2819
(714)258-2723 FAX

Independent Auditors' Report

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

We have audited the accompanying statements of financial condition of E-W Investments, Inc. (the "Company") as of December 31, 2004 and 2003 and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Takenaga, Hashizu, Jay & Co

Tustin, California
February 16, 2005

E-W INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

		2004		2003
ASSETS				
Current assets:				
Cash and cash equivalents	$	24,496	$	35,324
Deposits held at clearing brokers		35,000		35,000
Receivable from clearing brokers		20,372		22,171
Marketable securities, at fair value		121,672		108,987
Prepaid income taxes		2,400		-
Total current assets		203,940		201,482
Property and equipment:				
Automobile		34,735		34,735
Furniture and fixtures		14,240		14,240
Office equipment		44,794		55,812
Leasehold improvements		84,339		84,339
		178,108		189,126
Less: accumulated depreciation		126,461		121,613
		51,647		67,513
Other assets:				
Deposits		4,046		4,046
Deferred tax asset		7,794		7,875
		11,840		11,921
	$	267,427	$	280,916
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Current portion of note payable	$	5,946	$	5,618
Payable to clearing brokers		-		-
Accrued expenses		16,483		12,048
Payroll taxes payable		1,045		613
Total current liabilities		23,474		18,279
Other liabilities:				
Note payable, net of current portion		9,575		15,521
Deferred tax liability		2,736		15,485
		12,311		31,006
Stockholder's equity:				
Common stock, $1 par value; 100,000 shares authorized; 10,000 shares issued and outstanding		10,000		10,000
Additional paid-in capital		134,000		134,000
Retained earnings		87,642		87,631
Total stockholder's equity		231,642		231,631
	$	267,427	$	280,916

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Securities commissions and fees	$ 322,870	$ 321,734
Investment advisory fees	6,758	17,654
Interest and dividend	6,808	7,115
Net gain on sale of marketable securities	22,812	6,495
Net unrealized gain (loss) on marketable securities	(7,387)	47,552
Gain on disposal of equipment	2,146	-
Other revenue	16,781	-
	370,788	400,550
Expenses:		
Advertising	1,515	1,233
Bank charges	14	31
Commission and brokerage fees	213,185	198,338
Contributions	-	328
Data processing costs	3,973	8,475
Depreciation	18,269	19,542
Dues and subscriptions	1,609	450
Education and seminars	200	1,738
Gifts	1,000	-
Insurance	-	4,711
Interest	1,088	1,440
Meals and entertainment	10,810	7,110
Miscellaneous	70	-
Office supplies and expense	3,920	4,265
Outside labor	600	600
Payroll taxes	5,288	4,616
Professional fees	17,127	14,876
Regulatory fees and expenses	8,880	7,641
Rent	37,633	32,224
Repairs and maintenance	770	628
Salaries	49,910	41,740
Taxes and licenses	808	581
Telephone	2,481	1,766
Trash	-	80
Travel	2,367	3,442
Utilities	1,128	1,188
	382,645	357,043
Income (loss) before income taxes	(11,857)	43,507
Income tax expense (benefit)	(11,868)	11,344
Net income (loss)	$ 11	$ 32,163

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2002	10,000	10,000	114,000	55,468	179,468
Capital contribution	-	-	20,000	-	20,000
Net income	-	-	-	32,163	32,163
Balance, December 31, 2003	10,000	10,000	134,000	87,631	231,631
Net loss				11	11
Balance, December 31, 2004	10,000	$ 10,000	$ 134,000	$ 87,642	$ 231,642

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENTS CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 11	$ 32,163
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	18,269	19,542
Gain on disposal of equipment	(2,146)	-
Net gain on sale of marketable securities	(22,812)	(6,495)
Net unrealized (gain) loss on marketable securities	7,387	(47,552)
Deferred taxes	(12,668)	10,544
Changes in operating assets and liabilities:		
Increase in deposit held at clearing broker	-	(10,000)
(Increase) decrease in receivable from clearing brokers	1,799	(16,031)
Decrease in marketable securities	2,740	230
(Increase) decrease in prepaid income taxes	(2,400)	11,943
Decrease in payable to clearing brokers	-	(3,657)
Increase in accrued expenses	4,435	3,112
Increase (decrease) in payroll taxes payable	432	(636)
Net cash used by operating activities	(4,953)	(6,837)
Cash flows from investing activities:		
Purchases of property and equipment	(4,109)	(2,407)
Insurance proceeds received for stolen equipment	3,852	-
Net cash used by investing activities	(257)	(2,407)
Cash flows from financing activities:		
Principal payments on notes payable	(5,618)	(5,309)
Capital contribution	-	20,000
Net cash provided (used) by financing activities	(5,618)	14,691
Net increase (decrease) in cash	(10,828)	5,447
Cash and cash equivalents - beginning of year	35,324	29,877
Cash and cash equivalents - end of year	$ 24,496	$ 35,324
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 1,088	$ 1,440
Income taxes	$ 3,200	$ 800

The accompanying notes are an integral part of these financial statements.

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the National Association of Securities Dealers ("NASD"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business.

Marketable Securities, at Fair Value

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

Security Transactions

Customers' security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Automobile	5 years
Furniture and fixtures	7 years
Office equipment	5 to 7 years
Leasehold improvements	7 to 40 years

Maintenance and repair costs are expensed as incurred. Depreciation expense was $18,269 and $19,542 for the years ended December 31, 2004 and 2003.

Impairment of Long-Lived Assets

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," requires that long-lived assets, such as property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is permanent and may not be restored. To date, the Company has not recognized any impairment of long-lived assets in connection with SFAS 144.

Income Taxes

The liability method of accounting for income taxes requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Management provides a valuation allowance for deferred tax assets when it is more likely than not that all or a portion of such assets will not be recoverable based on future operations. In 2004 and 2003, management determined that no valuation allowance was necessary.

Recently Issued Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 resulted in no impact on the accompanying financial statements.

Reclassifications

Certain 2003 amounts in the accompanying financial statements have been reclassified to conform to the 2004 presentation.

NOTE 2 – MARKETABLE SECURITIES, AT FAIR VALUE

Marketable securities include equity securities at fair value. Proceeds from sales of trading securities during 2004 were $54,441, resulting in gross realized gains of $22,812. Proceeds from sales of trading securities during 2003 were $36,834, resulting in gross realized gains of $6,495.

NOTE 3 – NOTE PAYABLE

The note payable is secured by an automobile and is payable to a bank in monthly installments of $556 including interest at 5.6% and due in June 2007.

The annual maturities of principal payable on the note are as follows:

Year Ending December 31,	
2005	$ 5,946
2006	6,294
2007	3,281
	$ 15,521

NOTE 4 – INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2004 and 2003 consists of the following:

	2004	2003
Current:		
State	$ 800	$ 800
Deferred (benefit):		
Federal	(8,011)	6,834
State	(4,657)	3,710
	(12,668)	10,544
	$ (11,868)	$ 11,344

The difference between the income tax computed by multiplying income before taxes by the statutory rate and the provision for income taxes is mainly the result of unrealized gains and losses on marketable securities and unallowed deductions for meals and entertainment

Deferred income taxes principally result from net operating loss carryovers, the use of different depreciation methods for income tax and financial statement purposes, and unrealized gains and losses on marketable securities.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company rents its office facility from its stockholder under the terms of a non-cancelable operating lease. Rent paid to the stockholder in 2004 and 2003 was $24,000 each. Total rent expense for each year was $24,000. Future annual minimum rent payments are as follows:

Year Ending December 31,	
2005	24,000
2006	24,000
2007	24,000

NOTE 6 – CONTINGENCIES

In September 2004, the Company was named in a claim of arbitration brought before the National Association of Securities Dealers (the "NASD") by a former client (the "claimant"). The claimant asserted violations of the NASD Conduct Rules and seek damages in excess of $150,000 subject to proof at a hearing. The Company intends to vigorously contest the claim; however, it is not possible at this time to predict the outcome of this arbitration or to estimate the amount or range of potential loss. As of December 31, 2004, a hearing was still pending.

The Company is party to various legal actions in the normal course of its business. The Company is not involved in or threatened by proceedings for which the Company believes, if determined adversely, would have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer or other securities is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $147,504 and the Company's aggregate indebtedness to net capital ratio was 0.22 to 1.

E-W INVESTMENTS, INC.
SCHEDULE I – SUPPLEMENTAL INFORMATION
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Net Capital		
Total stockholder's equity	$	231,642
Deductions and charges:		
Non-allowable assets:		
Property and equipment, net		51,647
Other assets		14,240
Haircuts on securities:		
15% haircut on marketable equity securities		18,251
Net capital	$	147,504
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued expenses	$	16,483
Payroll taxes payable		1,045
Note payable		15,521
Total aggregate indebtedness	$	33,049
Ratio: Aggregate indebtedness to net capital		0.22 to 1
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	50,000
Net capital		147,504
Excess net capital	$	97,504
Excess net capital at 1000%	$	144,199

RECONCILIATION WITH COMPANY'S COMPUTATION

Reconciliation is not considered necessary pursuant to Rule 17a-5(d)(4), as there are no material differences between the Company's computation of net capital under Rule 15c3-1 and the computation of net capital included on this schedule.

EXEMPTION FROM THE PROVISIONS OF RULE 15c3-3

The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer funds or securities. As such, the Company has claimed exemption from the provisions of Rule 15c3-3 under section (k)(2)(ii) of the Securities Exchange Act of 1934.

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVENUE, SUITE C
TUSTIN, CALIFORNIA 92780

OSAMU HASHIZU
STANLEY J. JAY

(714)258-2819
(714)258-2723 FAX

Board of Directors and Stockholder
E-W Investments, Inc.
San Gabriel, California

In planning and performing our audit of the consolidated financial statements and supplemental schedule of E-W Investments, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Tustin, California
February 16, 2005